

July 13, 2021

Carlos A. de Solo
Chief Executive Officer
CareMax, Inc.
1000 NW 57 Court, Suite 400
Miami, FL 33126

  Re: CareMax, Inc.
    Registration Statement on Form S-1
    Filed June 30, 2021
    File No. 333-257574

Dear Mr. de Solo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Joshua M. Samek, Esq.